1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

Dated August 2, 2002

For the month of July 2002


02050220

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 8/2/2002

By

Stan Hung

Chief Financial Officer



UMC Announces Stock Dividend Details for Common Shares

Hsinchu, Taiwan, July 10, 2002 - UMC (NYSE: UMC), a world leading semiconductor company, today announces the stock dividend details for its common shares.

The Company sets August 11, 2002 as the record date for UMC common shares listed and traded on the Taiwan Stock Exchange. Every entitled common shareholder on the record date will receive a stock dividend of 150 additional shares for every 1,000 common shares held. The ex-dividend date will be August 5, 2002.

In accordance with the Company Law, the transfer of shareholder registration shall be closed from August 7 through August 11, 2002. To be entitled for the stock dividend, any common shareholder not registered must apply for the shareholders' registration with the Agency Department of National Securities Corp. before 4:00 p.m. on August 6, 2002, either in person or by mail, which must be postmarked by the said date.

Agency Department of National Securities Corp.:
Address: 3F, No. 53, Po-Ai Rd., Taipei, Taiwan, R.O.C. Tel: 886-2-2381-6288

United Microelectronics Corporation

July 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2002

1) Sales volume (NT$ Thousand)

Period	***Items***	***2002***	***2001***	***Changes***	***%***
June	*Invoice amount*	6,654,217	4,709,753	1,944,464	41.29
Jan –June	*Invoice amount*	33,937,025	40,157,947	-6,220,922	-15.49
June	*Net sales*	6,711,096	4,235,815	2,475,281	58.44
Jan –June	*Net sales*	30,739,328	38,596,239	-7,856,911	-20.36

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	***June***	***Bal. as of period end***
UMC	26,671,391	0	0
UMC's subsidiaries	2,019,674	(33,022)	1,874,419

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	***June***	***Bal. as of period end***
UMC	53,342,782	0	0
UMC's subsidiaries	31,498	340	16,919
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None



www.umc.com

UMC Announces Stock Dividend Details for ADSs

Hsinchu, Taiwan, July 12, 2002 - UMC (NYSE: UMC), a world leading semiconductor company, today announces its stock dividend details for its American Depositary Shares (ADSs) listed and traded on the NYSE.

The record date for UMC ADSs entitled to participate in the stock dividend will be August 7, 2002 and the ADSs ex-dividend date will be August 5, 2002. Each entitled ADS holder will receive a 15% stock dividend.

Any inquiries regarding the stock dividend details for the ADSs, please contact Shareholder Service Representatives of Citibank, NY.

Citibank, New York:
Call toll-free: +1-877-CITI-ADR (+1-877-248-4237)
Shareholder Service Representatives are available Monday through Friday, 8:30am to 6:00pm Eastern time.
http://www.citibank.com/adr

United Microelectronics Corporation

For the month of June, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of June, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as June 30, 2001*	*Number of shares held as of May 31, 2002*	*Number of shares held as of June 30, 2002*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*June*	*Jan –June*
Semiconductor Manufacturing Equipment	5,012,999	10,981,985
Fixed assets	17,482	51,283

4) The disposition of assets (NT$ Thousand)

Description of assets	*June*	*Jan –June*
Semiconductor Manufacturing Equipment	1	54,150
Fixed assets	0	28,772





For Immediate Release

STMicroelectronics and UMC Announce Multi-year Foundry Manufacturing Agreement and Cooperation on Manufacturing Science

Geneva, Switzerland, and Hsinchu, Taiwan, July 18, 2002 — STMicroelectronics (NYSE: STM), one of the world's largest semiconductor manufacturers, and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced that the two companies have extended their manufacturing relationship by signing a multi-year manufacturing agreement, which also includes cooperation on manufacturing science. This agreement ensures that STMicroelectronics has continued access to a stable source of supply for advanced technology manufacturing.

In addition to UMC providing ST with reserved wafer capacity on a flexible basis, the agreement defines the mutual access to manufacturing and engineering methodologies developed by both companies. As part of the agreement, the two companies will put in place the necessary resources to improve the manufacturing processes of the two companies by sharing manufacturing experiences and related costs.

Specifically, the cooperation between the two companies will include common work on: manufacturing performance enhancement and defect reduction (facility, equipment, and automation), product characterization and yield enhancement, and quality assurance.

"This new agreement is a complement to ST's own world-class advanced manufacturing capabilities and will provide ST with the flexible wafer capacity it needs to supply leading-edge products to its customers," said Laurent Bosson, Corporate Vice President of Front-End Manufacturing, STMicroelectronics. "The teams of both companies have worked very well together over the last few years. UMC's customer oriented approach and its responsiveness have been the cornerstones of this very successful relationship between the two companies."

Dr. Fu Tai Liou, Chief Officer of worldwide sales and marketing at UMC, said "We have been working with STMicroelectronics for over three years, and are pleased to broaden and extend our relationship with this agreement. Cooperative supply and manufacturing alliances such as this are essential in order to address the dynamic market demands of the semiconductor industry. We look forward to further working with the STMicroelectronics team."

About STMicroelectronics

STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in Q2, 2003), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

For further information, please contact:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

STMicroelectronics

Media Relations
Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +41.2.29.29.69.45

Michael Markowitz
Director of US Media Relations
Tel: +1.212.821.8959

Investor Relations
Stan March
Director of Investor Relations, USA
Tel: +1.212.821.8939

Benoit de Leusse
Investor Relations Manager Europe
Tel: +33.4.50.40.24.30

UMC

Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

Intellon
Intellon Corporation
Arnaud Perrier
408-501-0322,
arnaud.perrier@intellon.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

UMC and Intellon Produce INT51X1 Powerline Networking Solution

Breakthrough IC Manufactured on UMC's 0.15 Micron CMOS Process

HSINCHU, TAIWAN, and OCALA, FLA – July 24, 2002 – UMC, a world leading semiconductor foundry (NYSE: UMC) and Intellon Corporation, the world leader in powerline networking, today announced the availability of the INT51X1, Intellon's next-generation HomePlug 1.0 powerline communications integrated circuit, which is being manufactured on UMC's 0.15um CMOS process technology. The new single-chip solution utilizes numerous IP resources (including those from UMC) to integrate USB 1.1, Ethernet and MII interfaces and the ADC, DAC and AGC controller directly on the device for a true system-on-chip (SOC) design.

Charles E. Harris, president and chief executive officer of Intellon, said, "UMC was very helpful in the successful tapeout of the INT51X1, which uses UMC's leading 0.15um 1.5/3.3 volt logic 1P7M (1 poly, 7 layer metal) process technology. UMC offered an excellent support team that enabled us to migrate our designs to its process technology."

"UMC's technology is enabling many new breakthrough applications, including those emerging in today's rapidly expanding networking sector," said Fu Tai Liou, chief officer of worldwide sales and marketing for UMC. "We are enthusiastic that our efforts have led to our customer's success: Intellon's next-generation INT51X1, a highly competitive powerline networking solution."

The INT51X1 provides the communications technology to network diverse consumer and business products over existing powerlines at speeds up to 14Mbps. The INT51X1 also allows users to share Internet access and connect computers and other devices by simply plugging into power outlets throughout a home or small office. The INT51X1 can be used in a wide range of settings, including residential (in-home), commercial (offices, apartments, hotels, warehouses), transportation and defense applications.

Samples of Intellon's INT51X1 single-chip powerline solution are available now. UMC is working with Intellon on fully qualified production volumes that can also be ordered from Intellon now for delivery in September. The INT51X1 is accompanied by a complete suite of reference designs that provide manufacturers with all of the hardware, software and manufacturing collateral necessary to begin immediate production of retail products.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve its global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in Q3 2003) and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About Intellon

Intellon is the leader in high-speed powerline connectivity, allowing consumers to share Internet connections, stream digital audio and video, and network devices using existing power outlets. Intellon's PowerPacket technology, selected by the HomePlug Powerline Alliance as the basis for its industry specification 1.0 following a 500-home test, is built on more than 11 years of experience working in the powerline environment. Intellon is a founding sponsor and member of the board of directors of the HomePlug Powerline Alliance.

Intellon's powerline networking technology is already available in retail channels from such leading home networking companies as Linksys, Netgear, Phonex and Asoka.

Numerous consumer electronics manufacturers are working with Intellon to develop a wide variety of HomePlug-compliant devices, including Internet gateways, PC adapters and routers, cable modems and entertainment and security systems.

Intellon's intellectual property is protected by a significant patent portfolio. The company's investors include industry leaders Motorola, SONICblue, Compaq Computer Corporation and Philips Electronics, as well as venture firms like Fidelity Investors, TL Ventures and Enertech and the venture arms of HydroQuebec, Exelon and Duchossois Industries. News from Intellon is available at www.intellon.com.

Note Concerning Forward-Looking Statements

Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned hat actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, acceptance and demands for products, and technological and development risks.

###





Editorial Contacts:

AMD
Drew Prairie
512-602-4425
drew.prairie@amd.com

Infineon Technologies AG
Reiner Schoenrock
+49 89 234 29593
reiner.schoenrock@infineon.com

For Asia:
Kaye Lim
+65 6840 0689
kaye.lim@infineon.com

UMC
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

Joint news release from AMD, Infineon, and UMC

AMD, Infineon, and UMC to Jointly Develop Advanced Manufacturing Platform Technologies

Hsinchu, Taiwan and Munich, Germany, July 30, 2002 — AMD (NYSE: AMD), Infineon Technologies (NYSE: IFX), and UMC (NYSE: UMC) today announced plans to collaborate on the development of common 65/45 nanometer (nm) manufacturing platform technologies for the high-volume production of semiconductor logic products on next-generation 300 millimeter (mm) wafers. Each of the three companies will supply engineering resources and expertise to jointly develop common platform technologies, which will then be tailored by each company to meet specific manufacturing and product requirements. Initial work for the joint development program will take place at a UMC facility in Hsinchu, Taiwan. With this initiative, Infineon expands upon an existing agreement they have with UMC to develop 130/90 nm process technology and will join the process development program AMD and UMC announced earlier this year targeted for the 65 and 45 nm nodes.

"In this third significant joint process development program with UMC, Infineon will join highly qualified teams from UMC and AMD. Whereas many companies are striving for cost reduction in R&D cooperations these days, the three partners can already build on a considerable history and set of experiences with successful implementation of such close alliances and therefore are very confident to quickly get the expected benefits," said Dr. Ulrich Schumacher, president and CEO of Infineon Technologies AG. "With this joint program, Infineon again demonstrates its commitment to focused cooperation in order to strengthen our leadership position in the semiconductor industry."

"The joint development program announced today brings together industry leaders and their expertise to deliver the next generations of semiconductor

  

technologies," said Robert Tsao, chairman of UMC. "With the combination of Infineon's 300mm commitment and outstanding R&D talents, coupled with AMD's leadership in transistor and process development, and with UMC's process and manufacturing leadership, we are well positioned to be the first semiconductor companies to deliver advanced nanometer technologies on 300mm wafers. In addition, this three-way alliance promises tremendous benefit to customers who will secure the advantage of the early introduction of the developed processes."

"AMD's joint development work with UMC and Infineon is a prime example of the type of cooperation that will come to lead the semiconductor industry in the age of 300mm manufacturing," said Hector Ruiz, president and CEO of AMD. "The effort with UMC and Infineon will form the foundation for AMD's 65 and 45 nanometer manufacturing technologies, and allow AMD to put additional development emphasis in process technology areas that are critical to our business and our customers, such as high-performance transistors and interconnects."

With this latest development, Infineon and UMC add a significant research and development activity to their cooperation portfolio, which already includes a manufacturing joint venture known as UMCi. This 300-mm manufacturing joint venture located in Singapore is expected to be ready for equipment move-in in January 2003, with volume ramp up in the fourth quarter of that year.

About AMD
AMD is a global supplier of integrated circuits for the personal and networked computer and communications markets with manufacturing facilities in the United States, Europe, Japan, and Asia. AMD, a Fortune 500 and Standard & Poor's 500 company, produces microprocessors, flash memory devices, and support circuitry for communications and networking applications. Founded in 1969 and based in Sunnyvale, California, AMD had revenues of $3.9 billion in 2001. (NYSE: AMD).

About UMC
UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130nm 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in Q2 2003), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.





About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

Note Concerning Forward-Looking Statements
Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned hat actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, acceptance and demands for products, and technological and development risks.

###



Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth
(646) 536-7012
Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

UMC 2Q02 Revenues Jump 52.8% QoQ, Expects Further Market Share Gains Ahead

2Q02 Highlights[1]:

- **Net sales up 52.8% to NT$18.58 billion (US$554 million)**
- **Net income up, to NT$4.45 billion (US$133 million)**
- **Operating income up, at NT$1.01 billion (US$30 million)**
- **Blended average selling price up approximately 8% QoQ**
- **EPS of NT$0.35, or EPADS of US$0.052**

Taipei, Taiwan, R.O.C. – July 30, 2002 — United Microelectronics Corporation (NYSE: UMC; TAIEX: 2303), (UMC) today reported a return to operating profitability and a jump in net income for the second quarter of 2002 to NT$4.45 billion, from NT$216 million for 1Q02. Operating income for the quarter was NT$1.01 billion, compared with a loss of NT$2.45 billion for 1Q02. At the same time, gross margin for the quarter improved significantly to 22.6 percent, from 5.5 percent for 1Q02.

UMC Vice Chairman & CEO John Hsuan said, "We are extremely pleased with our results for the quarter, especially the significant quarter-over-quarter growth in sales that topped our forecast. Clearly, even more important is our return to operating profitability."

"Strong demand growth from our customers, in particular from the consumer and communication sectors, was the main driver behind our performance for the quarter. Additionally, our blended average selling price benefited from the accelerated ramp-up schedule of our customers' state-of-the-art products adopting UMC's most advanced technology processes."

"During the second quarter, the combination of our industry-best customized co-engineering, customer-oriented services, and advanced technology manufacturing

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, unconsolidated, prepared in accordance with ROC GAAP, and represent comparisons between the three-month period ended June 30, 2002, and the equivalent three-month periods ended June 30, 2001. For all 2Q02 results, New Taiwan dollar (NT$) amounts have been converted into dollars at the exchange rate of NT$33.55 to one U.S. dollar.

capability resulted in an expansion in market share. In fact, we continue to see growth in our customer base and were extremely encouraged by the record-setting 2800-plus guests who attended UMC's technology forums worldwide in June."

"Supplementing the strength of our performance for this quarter, we are getting very positive feedback on our innovative Joint Engineering Effort (JEE) agreement model from IDM customers. The JEE program not only allows the continuity of IDM's technology ownership but also ties in the foundry manufacturing relationship. We expect to see further market share expansion into coming quarters as several indicators already point to stronger IDM outsourcing in second half of this year and the foreseeable future."

Net Sales

UMC posted net sales for 2Q02 of NT$18.58 billion, representing a YoY 23.8 percent increase from NT$15.00 billion for 2Q01, and a QoQ 52.8 percent increase from NT$12.16 billion for 1Q02. Blended average selling price (ASP) in U.S.$ for the quarter increased QoQ by approximately eight percent. This was mainly due to an improved product mix, as 0.18-micron and below sales for the quarter jumped to 23 percent, from 15 percent for 1Q02, while the percentage of 0.35-micron and above sales diminished.

Table I shows the quarterly 8-inch equivalent wafer shipments, excluding shipments from UMCJ.

Table I Wafer Shipments, excluding JV's & subsidiaries

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Wafer Shipments (thousands)	443	345	323	359	308	467

Tables II through VI offer a breakdown of unconsolidated UMC quarterly sales by region, customer type, technology, application, and device type. Sales at UMCJ are not included in the calculations.

Table II shows a breakdown of UMC sales classified according to the customer's geographical location.

Table II Breakdown by Geography, excluding JV's & subsidiaries

REGION	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
North America	46%	39%	35%	32%	29%	35%
Asia Pacific	24%	36%	47%	49%	54%	50%
Europe	28%	21%	15%	15%	14%	11%
Japan	2%	4%	3%	4%	3%	4%

Table III shows a breakdown of UMC sales by customer type with customers classified as fabless companies, integrated device manufacturers (IDMs) and system companies.

Table III Breakdown by Customer Type, excluding JV's & subsidiaries

CUSTOMER TYPE	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Fabless	67%	71%	81%	78%	82%	82%
IDM	28%	28%	18%	21%	17%	17%
System	5%	1%	1%	1%	1%	1%

Table IV shows a breakdown of UMC sales by technology.

Table IV Breakdown by Technology, excluding JV's & subsidiaries

TECHNOLOGY	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
0.15um and below	0%	2%	4%	3%	5%	6%
0.18um	23%	12%	13%	17%	10%	17%
0.18um < x <= 0.25um	32%	37%	34%	23%	27%	28%
0.25um < x < = 0.35um	21%	27%	31%	41%	40%	33%
0.5um and above	24%	22%	18%	16%	18%	16%

Table V shows the breakdown of UMC sales by application. *Computer* consists of ICs such as HD controllers, DVD-ROM/CD-ROM drivers, LCD drivers, System DRAM and graphic processors. *Communication* consists of xDSL, DSP, WLAN, LAN controllers, Low Power-SRAM, handset components and others. *Consumer* consists of ICs used for DVD players, PDAs, smart card ICs, game consoles, digital cameras, caller ID devices and others.

Table V Breakdown by Application, excluding JV's & subsidiaries

APPLICATION	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Computer	25%	31%	39%	41%	39%	31%
Communication	48%	34%	21%	22%	23%	28%
Consumer	26%	34%	38%	36%	36%	39%
Others	1%	1%	2%	1%	2%	2%

Table VI shows the breakdown of UMC sales by device type, *Logic/Mixed Mode*, *DRAM*, *SRAM* and *Non-Volatile Memory*. The Logic/Mixed Mode process is used for chips such as ASIC, FPGA, MPU, MCU, and graphic processors. The *DRAM* process is used for chips such as EDO DRAM, SGRAM, router CAM, and eDRAM. The *SRAM* process consists of chips such as high speed SRAM, low power SRAM, and eSRAM. The *Non-Volatile Memory* process consists of FLASH, EEPROM, CPLD, and Mask ROM.

Table VI Breakdown by Device Type, excluding JV's & subsidiaries

DEVICE TYPE	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Logic/Mixed Mode	63%	68%	66%	83%	84%	82%
DRAM	10%	7%	12%	2%	3%	3%
SRAM	4%	4%	5%	4%	1%	1%
Non-Volatile	23%	21%	17%	11%	12%	14%

Gross profit and gross margin

Gross profit for the quarter was NT$4.21 billion, representing a 78.9 percent increase from NT$2.35 billion for 2Q01. QoQ, gross profit improved by 523.9 percent, from NT$674 million. Gross margin for the period was 22.6 percent, compared with gross margin of 15.7 percent for 2Q01 and 5.5 percent for 1Q02. The QoQ improvement in gross margin was mainly due to the significant increase in revenues for the period.

Operating expenses

Operating expenses for the quarter increased YoY by 2.4 percent to NT$3.20 billion, or 17.2 percent of net sales, from 20.8 percent for the year-ago quarter at NT$3.12 billion, and from 25.7 percent for 1Q02 at NT$3.13 billion. R&D expenditures for the quarter represented 64.1 percent of operating expenses, or 11.0 percent of net sales.

Non-operating income

Net non-operating income for 2Q02 was NT$3.44 billion, of which NT$3.25 billion was a gain from the sale of 105 million shares in AU Optronics, a world-leading manufacturer of large-size thin film transistor liquid crystal display (TFT-LCD) panels; NT$1.40 billion was a disposal gain from UMC's withdrawal from the Trecenti joint venture; and, NT$673 million was a gain from the sale of MediaTek shares. In addition, during the quarter the Company wrote off long-term investments for a total of NT$976 million, including a loss of NT$561 million for Pixtech, a flat panel display company using Field Emission Display ("FED") technology, and a loss of NT$244 million for Tonbu, a startup company providing e-commerce platform solutions.

Capacity & Capital Expenditures

For fiscal year 2002, UMC currently expects to make total unconsolidated capital expenditures of US$1.3 billion, slightly down from the US$1.6 billion forecasted in 1Q02 to more accurately reflect UMC's own most recent customer demand forecast. Within the revised CAPEX plan, UMC remains committed to spend in full the amounts originally budgeted for Fab12A capacity expansion and 130-nanometer copper modules. On the other hand, UMC will reduce to the amount allocated to increase eight-inch wafer capacity for Fab 8F.

Capacity for 2Q02 was 649 thousands eight-inch equivalent wafers. UMC currently estimates that 3Q02 capacity will be slightly down to 641 thousands eight-inch equivalent wafers, mainly due to a capacity adjustment across fabs. Fab 8C, Fab 8D and Fab 8E equipment will be reshuffled to optimize each fab's productivity, and Fab 8D will be transformed into a full copper production line.

Tables VII offers a detailed breakdown of UMC's planned CAPEX by year. The 2002 CAPEX figure does not include UMCJ and UMCi.

Table VII Capital Expenditures by Year, excluding JV's & subsidiaries

CAPEX PLAN – IN BILLIONS OF US$					
Year	1998	1999	2000	2001	2002(e)
	$1.7	$1.9	$2.8	$1.1	$1.3

Table VIII summarizes the estimated annual full capacity of each fab for the years 1999 through 2001 and the expected capacity at each fab for 2002. Because of the capacity migration to increased finer line-width geometries, all 8-inch fab capacity is shown as shrinking in 2002(e).

Table VIII Annual Capacity in thousands of 8-inch wafer equivalents, excluding JV's & subsidiaries

FAB		Geometry (um)	1999	2000	2001	2002(e)
Fab 5A[(1)]	5"	>0.8	159	33	--	--
Fab 6A	6"	3.5-0.45	318	348	345	349
Fab 8AB	8"	0.35 – 0.18	780	926	943	870
Fab 8C	8"	0.35 – 0.15	213	416	460	357
Fab 8D	8"	0.18 – 0.09	--	94	290	217
Fab 8E	8"	0.35 – 0.18	180	373	474	395
Fab 8F	8"	0.25 – 0.15	--	139	351	314
Fab 12A	12"	0.18 – 0.13	--	--	22	125
Total (8" eq.) [(2)]			**1650**	**2329**	**2885**	**2627**
YoY Growth Rate			35%	41%	24%	-9%

(1) Fab 5A was sold in 2Q00

(2) One 6-inch wafer is converted into 0.5625 8-inch equivalent wafer; one 12-inch wafer is converted into 2.25 8-inch equivalent wafers.

Table IX shows the quarterly capacity utilization rates, which were calculated from quarterly wafer-out quantity divided by total 8-inch equivalent capacity.

Table IX Quarterly Capacity Utilization Rate, excluding JV's & subsidiaries

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Utilization rate (%)	70%	44%	36%	48%	50%	72%
Total Capacity (8-inch eq. in thousands)	665	728	742	750	616	649

Table X summarizes the estimated quarterly full capacity from 1Q02 through 4Q02(e).

Table X Quarterly Capacity Plan by fab[2] in thousands of 8-inch wafer equivalents, excluding JV's & subsidiaries

FAB	1Q02	2Q02	3Q02(e)	4Q02(e)
Fab 6A	82	89	89	89
Fab 8AB	202	208	227	233
Fab 8C	93	100	79	85
Fab 8D	59	59	43	56
Fab 8E	90	94	100	111
Fab 8F	75	79	73	87
Fab 12A	15	20	30	60
Total (8-inch eq.)	**616**	**649**	**641**	**721**

Net Income

Net income for 2Q02 was NT$4.45 billion, compared with net income of NT$216 million for 1Q02. For the second quarter of 2001, UMC posted a net loss of NT$1.85 billion. Net margin for the quarter improved to 23.9 percent, from 1.8 percent for 1Q02 and negative 12.4 percent for the year-ago equivalent period.

Earnings per ordinary share (EPS) for the quarter were NT$0.35, or earnings per ADS (EPADS) of US$0.052, compared with loss per ordinary share for the equivalent quarter last year of NT$0.14, or a loss per ADS of US$0.021. One ADS represents five Taiwan-listed ordinary shares. Total weighted average outstanding shares for 2Q02 were 12,683,878,994 shares, compared with 12,713,949,993 shares for 1Q02 and 13,297,773,285 shares for 2Q01.

Third Quarter of 2002 Outlook & Guidance

ASP per wafer in NT$ for the third quarter of 2002 should improve QoQ by seven percent, or 10 percent plus in U.S.$, as a result of an expected improvement in the sales mix. Wafer shipments for 3Q02 are expected to decline by approximately five percent, from 467 thousand eight-inch wafer equivalents for 2Q02. Operating margin for the quarter is expected to be in the high single digit percentage points and thus operating income for the period should continue to show sequential growth.

[2] Estimated capacity numbers are based on calculated maximum output rather than designed capacity. The actual capacity numbers may differ depending upon equipment delivery schedules, pace of migration to more advanced process technologies, and other factors affecting production ramp ups.

Corporate Governance at UMC

Recently, the topic of corporate governance has raised heated discussion and public attention after financial scandals were exposed in other companies. In Taiwan, UMC has been the pioneer in setting standards of corporate discipline and has continuously improved its corporate governance policies.

- Family members of middle management level employees and above are prohibited from being hired.
- UMC management is not allowed to convert ADS.
- Dual listings on the NYSE and TSE, is regulated by their respective regulatory bodies, the U.S. SEC and the R.O.C. SFC. UMC makes available both R.O.C. GAAP financial statements & U.S. GAAP reconciled statements on its website.
- UMC initiated the lowering of the board of director's bonus ratio. Compensation for all Board Directors and Supervisors was reduced from 1% to 0.1% of earnings in 2001.
- UMC initiated the practice of continuously lowering the employee bonus shares payout percentage. UMC lowered the employee bonus shares from 12% of distributable dividend shares to 8% in 1996, and again lowered it from 8% to 5% plus in 2002.
- Dilution from the employee bonus is lower than the industry average and competitors. The average 5 year share dilution rate is about 0.91 percent.

Recent Developments & News

- AMD, Infineon and UMC to jointly develop advanced manufacturing platform technologies - 7/30
- UMC and Intellon produce INT51X1 powerline networking solution - 7/24
- STMicroelectronics and UMC announce multi-year foundry manufacturing agreement and cooperation on manufacturing science - 7/18
- Synad and UMC collaboration delivers Mercury5G chipset: sets industry standard for dual band wireless LAN (WLAN) - 6/27
- More than 2800 guests attended UMC's 2002 Technology Forums in the U.S., Japan, and Taiwan. - 6/26
- UMC's 0.15um copper process enables SandCraft's SR71040A, the industry's highest performance per dollar MIPS64 CPU - 6/24
- UMC launches e-procurement portal - 6/17
- Micronas and UMC form long-term foundry relationship - 6/11
- MIPS Technologies and UMC announce licensing and co-marketing agreement - 6/3
- UMCi awards contracts for next construction phase of 300-mm semiconductor fab - 5/31
- Customers capitalize on AMCC's 0.13-micron CMOS leadership; UMC's 0.13-micron process delivers on promise of high performance, high integration and low power advantages - 5/21
- Matrox and UMC announce collaboration on Matrox Parhelia™-512 graphics chip - 5/20
- UMC and Ricoh broaden long-term manufacturing partnership - 5/13
- Xilinx Virtex series reaches one billion dollars in cumulative revenue, in record time - 5/13

- Faraday expands free library offerings for UMC's 130nm (0.13um) Logic Process - 4/25
- UMC first foundry to offer SuperH, Inc. microprocessor core - 4/23

Please visit UMC's website http://www.umc.com/english/news/index.asp for further details regarding the above announcements.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve its global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in Q2 2003) and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Safe Harbor Statements

Except for statements in respect of historical matters, the statements in this release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual performance, financial condition or results of operations of UMC to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: our dependence upon frequent introduction of new services and technologies based on the latest developments; the intensely competitive semiconductor, personal computer and communications industries and markets; the risks associated with international global business activities; our dependence upon key personnel; general economic and political conditions, including those related to the semiconductor, personal computer and communications industries; possible disruptions in commercial activities caused by natural and human induced disasters, including terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations and orders; fluctuations in foreign currency exchange rates; and those risks identified in the section entitled "Risk Factors" in UMC's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 13, 2002.

The financial statements included in this release were unaudited, and prepared and published in accordance with ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP, as described in the note 29 to the financial statements included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 13, 2002.

The forward-looking statements in this release reflect the current belief of UMC as of the date of this release and UMC undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

- FINANCIAL TABLES TO FOLLOW -

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UMC
2002 Q2 Financial Review

July 30, 2002


UMC

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Except for statements in respect of historical matters, the statements in this release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual performance, financial condition or results of operations of UMC to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: our dependence upon frequent introduction of new services and technologies based on the latest developments; the intensely competitive semiconductor, personal computer and communications industries and markets; the risks associated with international global business activities; our dependence upon key personnel; general economic and political conditions, including those related to the semiconductor, personal computer and communications industries; possible disruptions in commercial activities caused by natural and human induced disasters, including terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations and orders; fluctuations in foreign currency exchange rates; and those risks identified in the section entitled "Risk Factors" in UMC's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 13, 2002.

The financial statements included in this release were unaudited, and prepared and published in accordance with ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP, as described in the note 29 to the financial statements included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 13, 2002.

The forward-looking statements in this release reflect the current belief of UMC as of the date of this release and UMC undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

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UMC

Income Statement - QoQ

Unit: NT M

	Q2-02	%	Q1-02	%	Change %
Net Operating Revenues	18,580	100.0	12,159	100.0	52.8
Gross Margin	4,205	22.6	674	5.5	523.9
Operating Expenses	(3,196)	(17.2)	(3,126)	(25.7)	2.2
Operating Income (Loss)	1,009	5.4	(2,452)	(20.2)	-
Net Non-operating Income	3,441	18.5	2,670	22.0	28.9
Net Income	4,446	23.9	216	1.8	1,958.3
EPS (NTD)	0.35		0.02		
EPADS (USD)	0.052		0.003		

Note:

1. Information enclosed is UMC unconsolidated financial data.
2. Exchange rate 33.55 was used to translate NTD to USD.
3. 12,684 million and 12,714 million shares were used in EPS calculation for Q2-02 and Q1-02, respectively.

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UMC

Income Statement - YoY: 6 Months

Unit: NT M

	1H-02	%	1H-01	%	Change %
Net Operating Revenues	30,739	100.0	38,596	100.0	(20.4)
Gross Margin	4,879	15.9	11,954	31.0	(59.2)
Operating Expenses	(6,322)	(20.6)	(6,119)	(15.9)	3.3
Operating Income (Loss)	(1,443)	(4.7)	5,835	15.1	-
Net Non-operating Income (Expenses)	6,111	19.9	(2,406)	(6.2)	-
Net Income	4,662	15.2	4,620	12.0	0.9
EPS (NTD)	0.37		0.35		
EPADS (USD)	0.055		0.052		

Note:

1. Information enclosed is UMC unconsolidated financial data.
2. Exchange rate 33.55 was used to translate NTD to USD.
3. 12,699 million and 13,298 million shares were used in EPS calculation for 1H-02 and 1H-01, respectively.

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UMC

Investment Income

Unit: NT M

	Q2-02	Q1-02
UMCJ	117	148
Unimicron	33	55
Faraday	43	23
Novatek	72	66
Trecenti	-	(391)
Impairment on long-term investment	(976)	-
Others	(717)	504
Total	(1,428)	405

The Foundry of Choice

UMC


Average Selling Price Trend- 8" Wafer Equivalent
Unit: USD
1,500
1,000
500
0
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
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UMC

Balance Sheet Highlight - June 30, 2002

	Unit: NT M
Cash and Cash Equivalents	67,023
Long-term Investments	53,044
Fixed Assets	149,283
Total Assets	305,798
Current Liabilities	29,254
Long-term Debts	57,060
Stockholders' Equity	216,008
Depreciation Expense (YTD)	*16,371*

The Foundry of Choice UMC


Sales Breakdown by Geography
2002 Q2
Europe 11%
Japan 4%
North America 35%
Asia 50%
2002 Q1
Europe 14%
Japan 3%
North America 29%
Asia 54%
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UMC


Sales Breakdown by Customer
2002 Q2
System 1%
IDM 17 %
Fabless 82%
2002 Q1
System 1%
IDM 17 %
Fabless 82%
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UMC


Sales Breakdown by Application
2002 Q2
Other 2%
Computer 31%
Communication 28%
Consumer 39%
2002 Q1
Other 2%
Computer 39%
Communication 23%
Consumer 36%
The Foundry of Choice
UMC


Sales Breakdown by Technology
2002 Q2
≤0.15u 6%
0.18u 17%
≥ 0.5u 16%
0.35u 33%
0.25u 28%
2002 Q1
≤0.15u 5%
0.18u 10%
≥ 0.5u 18%
0.35u 40%
0.25u 27%
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UMC


Sales Breakdown by Device Type
2002 Q2
SRAM
DRAM 1% NVM
3% 14%
Logic/Mixed
mode 82%
2002 Q1
SRAM
DRAM 1% NVM
3% 12%
Logic/Mixed
mode 84%
The Foundry of Choice
UMC

For more information regarding UMC

www.umc.com

For all inquiries, suggestions, and comments

ir@umc.com

The Foundry of Choice

UMC



UNITED MICROELECTRONICS CORPORATION
Unaudited Condensed Unconsolidated Balance Sheet

As of June 30, 2002

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)

	June 30, 2002		
	US$	NT$	%
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,998	67,023	21.9%
Short-term Investments	62	2,075	0.7%
Notes & Accounts Receivables	363	12,168	4.0%
Inventories	221	7,425	2.4%
Other Current Assets	149	5,018	1.6%
Total Current Assets	2,793	93,709	30.6%
Non-Current Assets			
Funds and Long-term Investments	1,581	53,044	17.4%
Property, Plant and Equipment	4,450	149,283	48.8%
Intangible Assets	1	25	0.0%
Other Assets	290	9,737	3.2%
TOTAL ASSETS	9,115	305,798	100.0%
LIABILITIES			
Current Liabilities			
Payables	609	20,425	6.7%
Current Portion of Long-term Liabilities	174	5,848	1.9%
Other Current Liabilities	89	2,981	1.0%
Total Current Liabilities	872	29,254	9.6%
Non-Current Liabilities			
Bonds Payable	1,353	45,379	14.8%
Long-term Loans	348	11,681	3.8%
Other Liabilities	104	3,476	1.1%
TOTAL LIABILITIES	2,677	89,790	29.3%
STOCKHOLDERS' EQUITY			
Capital Stock	4,612	154,749	50.6%
Capital Reserve	2,445	82,025	26.8%
Retained Earnings, Unrealized Long-term Investment Loss and Translation Adjustment	232	7,800	2.6%
Treasury Stock	(851)	(28,566)	-9.3%
TOTAL STOCKHOLDERS' EQUITY	6,438	216,008	70.7%
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,115	305,798	100.0%

Note : New Taiwan Dollars have been translated into U.S. Dollars at the June 30, 2002 exchange rate of NT$ 33.55 per U.S. Dollar.
All figures are in ROC GAAP.

UMC

UNITED MICROELECTRONICS CORPORATION
Unaudited Condensed Unconsolidated Income Statement

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)
Except Per Share and Per ADS Data

	Year Over Year Comparison					Quarter Over Quarter Comparison				
	Three-Month Period Ended					Three-Month Period Ended				
	June 30, 2002		June 30, 2001		%	June 30, 2002		March 31, 2002		%
	US$	NT$	US$	NT$	Chg.	US$	NT$	US$	NT$	Chg.
Net Sales	554	18,580	447	15,003	23.8%	554	18,580	362	12,159	52.8%
Cost of Goods Sold	(429)	(14,375)	(377)	(12,652)	13.6%	(429)	(14,375)	(342)	(11,485)	25.2%
Net Gross Profit	125	4,205	70	2,351	78.9%	125	4,205	20	674	523.9%
	22.6%	22.6%	15.7%	15.7%		22.6%	22.6%	5.5%	5.5%	
Operating Expenses										
- Sales & Marketing	3	99	3	89	11.2%	3	99	6	201	-50.7%
- General & Administrative	31	1,049	27	912	15.0%	31	1,049	28	933	12.4%
- Research & Development	61	2,048	63	2,120	-3.4%	61	2,048	59	1,992	2.8%
	95	3,196	93	3,121	2.4%	95	3,196	93	3,126	2.2%
Operating Income (Loss)	30	1,009	(23)	(770)	-	30	1,009	(73)	(2,452)	-
	5.4%	5.4%	-5.1%	-5.1%		5.4%	5.4%	-20.2%	-20.2%	
Net Non-Operating Income (Expenses)	103	3,441	(68)	(2,283)	-	103	3,441	79	2,670	28.9%
Income (loss) before Income Tax	133	4,450	(91)	(3,053)	-	133	4,450	6	218	1941.3%
	23.9%	23.9%	-20.3%	-20.3%		23.9%	23.9%	1.8%	1.8%	
Income Tax (Expense) Benefit	-	(4)	36	1,199	-	-	(4)	-	(2)	100.0%
Net Income (Loss)	133	4,446	(55)	(1,854)	-	133	4,446	6	216	1958.3%
	23.9%	23.9%	-12.4%	-12.4%		23.9%	23.9%	1.8%	1.8%	
Earnings (loss) per share	0.010	0.35	(0.004)	(0.14)		0.010	0.35	0.001	0.02	
Earnings (loss) per ADS [2]	0.052	1.75	(0.021)	(0.70)		0.052	1.75	0.003	0.10	
Weighted Average Number of Shares Outstanding (in millions)		12,684		13,298			12,684		12,714	

Note:
(1) New Taiwan Dollars have been translated into U.S. Dollars at the June 30, 2002 exchange rate of NT$ 33.55 per U.S. Dollar.
All figures are in ROC GAAP.
(2) 1 ADS equals 5 ordinary shares.



UNITED MICROELECTRONICS CORPORATION
Unaudited Condensed Unconsolidated Income Statement

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)
Except Per Share and Per ADS Data

	For the Three-Month Period Ended June 30, 2002			For the Year Ended June 30, 2002		
	US$	NT$	%	US$	NT$	%
Net Sales	554	18,580	100%	916	30,739	100%
Cost of Goods Sold	(429)	(14,375)	-77.4%	(771)	(25,860)	-84.1%
Net Gross Profit	125	4,205	22.6%	145	4,879	15.9%
Operating Expenses						
- Sales & Marketing	3	99	0.5%	9	300	1.0%
- General & Administrative	31	1,049	5.7%	59	1,982	6.5%
- Research & Development	61	2,048	11.0%	120	4,040	13.1%
	95	3,196	17.2%	188	6,322	20.6%
Operating Income (Loss)	30	1,009	5.4%	(43)	(1,443)	-4.7%
Net Non-Operating Income (Expenses)	103	3,441	18.5%	182	6,111	19.9%
Income before Income Tax	133	4,450	23.9%	139	4,668	15.2%
Income Tax Expense	-	(4)	0.0%	(0)	(6)	0.0%
Net Income	133	4,446	23.9%	139	4,662	15.2%
Earnings per share	0.010	0.35		0.011	0.37	
Earnings per ADS (2)	0.052	1.75		0.055	1.85	
Weighted Average Number of Shares Outstanding (in millions)		12,684			12,699	

Note:

(1) New Taiwan Dollars have been translated into U.S. Dollars at the June 30, 2002 exchange rate of NT$ 33.55 per U.S. Dollar. All figures are in ROC GAAP.

(2) 1 ADS equals 5 ordinary shares.

UMC

UNITED MICROELECTRONICS CORPORATION

Unaudited Condensed Unconsolidated Statement of Cash Flows

For The Six Months Ended June 30, 2002

Figures in Million of New Taiwan Dollars (NT$) and U.S. Dollars (US$)

	US$	NT$
Cash flows from operating activities :		
Net Income	139	4,662
Depreciation & Amortization	525	17,620
Reversal for bad debt expense	(0)	(12)
Unrealized loss on decline in market value of short-term investments	1	27
Long-term investment loss accounted for under the equity method	2	64
Cash dividends received under the equity method	1	40
Loss on decline in market value of long-term investments	29	976
Provision for inventory loss	3	117
Gain on disposal of investments	(224)	(7,503)
Loss on disposal of property, plant and equipment	0	9
Exchange gain on long-term liabilities	(29)	(961)
Change in working capital & others	(195)	(6,607)
Net cash provided from operating activities	252	8,432
Cash flows from investing activities :		
Increase in short-term investments	(30)	(1,004)
Increase in long-term Investments	(7)	(247)
Proceeds from disposal of long-term investments	301	10,106
Acquisition of property, plant and equipment	(304)	(10,207)
Proceeds from disposal of property, plant and equipment	2	66
Increase in deferred expenses / other assets	(25)	(830)
Net cash used in investing activities	(63)	(2,116)
Cash flows from financing activities :		
Decrease in long-term loans	(94)	(3,159)
Proceeds from bonds issued	241	8,096
Redemption of bonds	(17)	(570)
Deposit in	0	1
Treasury stock	(65)	(2,178)
Net cash provided from financing activities	65	2,190
Net increase in cash and cash equivalents	254	8,506
Cash and cash equivalents at beginning of period	1,744	58,517
Cash and cash equivalents at end of period	1,998	67,023

Note: New Taiwan Dollars have been translated into U.S. Dollars at the June 30, 2002 exchange rate of NT$ 33.55 per U.S. Dollar.
All figures are in ROC GAAP.